SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for August 2021

São Paulo, September 6, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of August 2021, compared to the same period in 2020.

Highlights:

|	In the domestic market, demand (RPK) for GOL’s flights increased 85% and supply (ASK) increased by 83%. GOL’s domestic load factor was 80.2% in August, a 0.8 p.p increase in comparison to August 2020. GOL transported 1.5 million passengers during the month, a 87% increase over August 2020.
|	GOL reduced its operations in the last 10 days of the month in order to migrate its passenger service system to Sabre Systems.
|	GOL did not operate regular international flights during the month.

August/21 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Quarterly Traffic Figures(¹)			Accumulated Traffic Figures (¹)
Operating data *	Aug/21	Aug/20	% Var.	8M21	8M20	% Var.	Aug/21 LTM	Aug/20 LTM	% Var.
Total GOL
Departures	11,223	5,799	93.5%	76,495	79,321	-3.6%	121,702	169,340	-28.1%
Seats (thousand)	1,997	1,020	95.9%	13,501	13,592	-0.7%	21,449	29,569	-27.5%
ASK (million)	2,281	1,247	83.0%	15,987	15,757	1.5%	25,372	33,226	-23.6%
RPK (million)	1,829	990	84.7%	13,112	12,537	4.6%	20,701	26,766	-22.7%
Load factor	80.2%	79.4%	0.8 p.p	82.0%	79.6%	2.5 p.p	81.6%	80.6%	1.0 p.p
Pax on board (thousand)	1,478	792	86.7%	10,754	10,457	2.8%	17,072	23,114	-26.1%
Domestic GOL
Departures	11,223	5,799	93.5%	76,495	74,929	2.1%	121,702	159,469	-23.7%
Seats (thousand)	1,997	1,020	95.9%	13,501	12,841	5.1%	21,449	27,875	-23.1%
ASK (million)	2,281	1,247	83.0%	15,987	13,973	14.4%	25,372	29,261	-13.3%
RPK (million)	1,829	990	84.7%	13,112	11,247	16.6%	20,701	23,845	-13.2%
Load factor	80.2%	79.4%	0.8 p.p	82.0%	80.5%	1.5 p.p	81.6%	81.5%	0.1 p.p
Pax on board (thousand)	1,478	792	86.7%	10,754	9,963	7.9%	17,072	21,963	-22.3%
International GOL
Departures	0	0	N.A.	0	4,392	N.A.	0	9,871	N.A.
Seats (thousand)	0	0	N.A.	0	751	N.A.	0	1,695	N.A.
ASK (million)	0	0	N.A.	0	1,784	N.A.	0	3,965	N.A.
RPK (million)	0	0	N.A.	0	1,290	N.A.	0	2,920	N.A.
Load factor	0	0	N.A.	0	72.3%	N.A.	0	73.7%	N.A.
Pax on board (thousand)	0	0	N.A.	0	494	N.A.	0	1,151	N.A.
On-time Departures	95.6%	96.2%	-0.6 p.p	96.3%	94.0%	2.3 p.p	95.5%	92.8%	2.7 p.p
Flight Completion	99.3%	98.4%	0.9 p.p	98.7%	97.1%	1.6 p.p	98.8%	97.7%	1.2 p.p
Cargo Ton (thousand)	3.4	1.9	78.9%	25.0	27.5	-9.0%	38.5	62.5	-38.3%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for August 2021

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil’s largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has a strategic alliance with Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of “Being First for Everyone”, GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL’s number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer